

10035042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JAN 2 7 2010
Washington, DC
109

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/08 (MM/DD/YY) AND ENDING 11/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VETUS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 E. 9TH STREET, SUITE 600
(No. and Street)

CLEVELAND (City) OH (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAY GREYSON (216) 333-1840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN FUND AUDIT SERVICES, LTD.
(Name – *if individual, state last, first, middle name*)

800 WESTPOINT PARKWAY, SUITE 1100 (Address) WESTLAKE (City) OH (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 7 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAY GREYSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VETUS SECURITIES LLC, as of NOVEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

HEIDI E. SYVERSON
NOTARY PUBLIC • STATE OF OHIO
Recorded in Lorain County
My commission expires Jan. 29, 2012

This report ** ~~contains~~ (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VETUS SECURITIES LLC

NOVEMBER 30, 2009

TABLE OF CONTENTS



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBER AND BOARD OF DIRECTORS
VETUS SECURITIES LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Vetus Securities LLC (the Company) as of November 30, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vetus Securities LLC as of November 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

January 21, 2010
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2009

ASSETS

CASH	$ 19,790
PREPAID EXPENSES	20,755
	$ 40,545

LIABILITY

DUE TO RELATED PARTY	$ 10,000

MEMBER'S EQUITY

MEMBER'S EQUITY	30,545
	$ 40,545

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED NOVEMBER 30, 2009

REVENUE	$ 500,000
EXPENSES	
Compensation and benefits	299,017
Regulatory fees and expenses	21,372
Other expenses	68,645
	389,034
NET INCOME	$ 110,966

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED NOVEMBER 30, 2009

BALANCE – DECEMBER 1, 2008	$ 24,337
CONTRIBUTIONS	135,242
NET INCOME	110,966
DISTRIBUTIONS	(240,000)
BALANCE – NOVEMBER 30, 2009	$ 30,545

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED NOVEMBER 30, 2009

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net Income	$ 110,966
Non-cash activity from operations	
Expenses paid by Parent as a capital contribution	105,242
Increase (decrease) in cash resulting from changes in operating assets	
Prepaid expenses	(20,004)
Accounts payable	(700)
Due to related party	10,000
Net cash provided from operating activities	205,504
CASH FLOW USED IN FINANCING ACTIVITIES	
Contributions	30,000
Distributions	(240,000)
	(210,000)
NET DECREASE IN CASH	(4,496)
CASH – BEGINNING OF YEAR	24,286
CASH – END OF YEAR	$ 19,790
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Income taxes paid	$ 9,800

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Vetus Securities LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the state of Ohio. The Company is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market. The Company is a wholly-owned subsidiary of Vetus Holdings LLC (the Parent).

The Company is a limited liability company that shall operate in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is engaged as an investment banking broker-dealer. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services. Specifically, it provides services related to any one or more of the following transactions: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

For investment banking services that are contingent fee based services, revenue is recorded upon closing of the transaction and funding of financing requirements by the buyer or seller.

Cash

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Prepaid Expenses

At November 30, 2009, the Company has $1,492 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees.

Concentration of Credit Risk

The Company is engaged in various investment banking activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company had one customer that comprised 100% of revenue during the year ended November 30, 2009.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes.

In June 2006, the Financial Accounting Standards Board (FASB) issued ASC 740-10, "*Accounting for Uncertainty in Income Taxes*", that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained under examination. As permitted by FASB ASC 740-10-65, the Company has elected to defer adoption on ASC 740-10 until 2010. Management of the Company will evaluate the impact, if any, that ASC 740-10 will have on the financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through January 21, 2010, the date the financial statements were available to be issued.

3. RELATED PARTY TRANSACTIONS

The Company has a monthly expense sharing agreement (the "agreement") with an affiliated company, Vetus Partners LLC (Partners), for certain operational expenses.

For the year ended November 30, 2009, total expenses allocated to the Company under the monthly expense sharing agreement were $105,242 and consisted of the following:

Compensation and benefits	$ 49,017
Regulatory fees and other expenses	56,225
	$ 105,242

For the year ended November 30, 2009, the Parent paid Partners $105,242 for certain operational expenses on behalf of the Company. This amount was recorded as a capital contribution.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTY TRANSACTIONS (Continued)

At November 30, 2009, the due to related party consisted of an unsecured, non-interest bearing advance from Partners. The advance has no definite repayment terms.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At November 30, 2009, the Company had net capital of $9,790, which was $4,790 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At November 30, 2009, the ratio was 1.02 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker-dealer, promptly transmitting all funds received in connection with its activities as a broker or dealer and does not otherwise hold funds for or owe money to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

NOVEMBER 30, 2009

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2009

NET CAPITAL	
Total member's equity from statement of financial condition	$ 30,545
Less Non-allowable assets	
Prepaid expenses	20,755
NET CAPITAL	$ 9,790
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 10,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 667
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 4,790
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.02 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of November 30, 2009, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation are not required as there are no audit adjustments that effect net capital.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

MEMBER AND BOARD OF DIRECTORS
VETUS SECURITIES LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Vetus Securities LLC (the Company) as of and for the year ended November 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, board of directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

January 21, 2010
Westlake, Ohio

focused.
experienced.
responsive.

VETUS SECURITIES LLC

INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2009

Cohen
Fund Audit Services